UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 17)*

CRAFT BREW ALLIANCE, INC.

(Name of Issuer)

Common Stock, par value $0.005 per share

(Title of Class of Securities)

757473103

(CUSIP Number)

Thomas Larson

Anheuser-Busch Companies, LLC

One Busch Place

St. Louis, MO 63118-1852

Telephone: (314) 577-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 6, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 757473103

1	NAMES OF REPORTING PERSONS Anheuser-Busch Companies, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,069,047
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 6,069,047
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,069,047
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 757473103

Pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended, this Amendment No. 17 amends the Schedule 13D dated August 22, 1995, as previously amended to the date hereof. Unless indicated otherwise, all items left blank remain unchanged and any items that are reported are deemed to amend and supplement, rather than supersede, the existing items in the Schedule 13D (as previously amended).

Item 1. Security and Issuer.

Item 2. Identity and Background.

Item 3. Source and Amount of Funds or Other Consideration.

Item 4. Purpose of Transaction.

On October 6, 2020, Craft Brew Alliance, Inc., a Washington corporation (the “Company”), Kona Brewery LLC, a Hawaii limited liability company (“Kona”), and PV Brewing Partners, LLC, a Delaware limited liability company (“Buyer”), completed the previously announced sale by the Company to Buyer of 100% of the outstanding membership interests of Kona pursuant to that certain Membership Interest Purchase Agreement, dated as of June 10, 2020, by and among the Company, Kona and Buyer, as amended by that certain First Amendment to the Membership Interest Purchase Agreement, dated as of October 1, 2020.

Item 5. Interest in Securities of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 6, 2020

ANHEUSER-BUSCH COMPANIES, LLC

By:	/s/ Craig Katerberg
Name: Craig Katerberg
Title: General Counsel

By:	/s/ Thomas Larson
Name: Thomas Larson
Title: Secretary